Exhibit 4.76

Summary of the Third Amendment to Rural Partnership Agreement, entered into on September 8, 2021, in connection with Fazenda Jatobá.

Parties: Imobiliária Jaborandi Ltda., as the owner of the land; Jaborandi Agrícola Ltda., as the operating company; and John Kudiess and Harald Kudiess as the individuals interested in entering a rural partnership with the abovementioned companies.

Purpose:  Amend the Rural Partnership Agreement, entered into on June 30, 2020, as amended on February 8, 2021 and on May 6, 2021, in connection with the possession and exploitation of 3,386 arable hectares of Fazenda Jatobá, in order to extend until December, 2021 the reimbursement maturity date in the amount of R$672,642.95 that is pending in favor of John Kudiess and Harald Kudiess.